Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213

The following communication was first sent to clients of Covance on November 3, 2014:

1.	What was announced?

●	Covance announced that it is combining with Laboratory Corporation of America® Holdings to create the world’s leading healthcare diagnostics company.
●	This announcement is great news for our customers. We get to continue to do what we do for you today with the potential to do even more in the future.

2.	Who is LabCorp?

●
LabCorp is a leader in commercializing new diagnostic technologies, providing leading-edge medical testing and services through a national network of primary clinical laboratories and specialty testing laboratories.

●	LabCorp has 34,000 employees worldwide and more than 220,000 clients that include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies.
●	It offers more than 4,000 tests ranging from routine blood analyses to reproductive genetics to companion diagnostics.

3.	Why is Covance combining with LabCorp?

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As a combined company, Covance and LabCorp will be the leading provider of medical testing as well as the premier full-service drug development organization partnering with clients across a broad continuum from biopharmaceutical research to drug and diagnostic development to commercialization.

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Together, we will leverage technologies that improve patient recruitment for clinical trials, enhance efficiency in the conduct of clinical trials, and deliver data faster to drug sponsors, physicians, and patients.

●	Our range of innovative offerings will further advance personalized medicine, improve the development of therapeutics, and enable our pharmaceutical customers to revolutionize drug commercialization.
●	Finally, the combined company will leverage the increased scale of our central laboratory operations and collective data resources to drive greater R&D productivity for its clients.
●	Together, we will have one of the largest patient databases in the world, which we can leverage to customize treatments and enhance clinical trial design.

4.	How will this transaction benefit Covance’s clients?

●	This announcement is great news for our customers. We get to continue to do what we do for you today with the potential to do even more in the future.
●
Together, the combined company will be the leading provider of medical testing as well as the premier full-service drug development organization that partners with clients across a broad continuum from biopharmaceutical research to drug and diagnostic development to commercialization.

●
Our expanded range of innovative offerings will advance personalized medicine, improve the development of therapeutics, and enable our biopharmaceutical customers to revolutionize drug commercialization.

●
The combined company will be the world leader in healthcare and medical diagnostics, offering the most complete set of more than 4,600 assays, ranging from routine blood analyses to the largest set of esoteric testing options in the industry.   Our offering is strengthened across the board from denovo assay development through global scale up for the largest clinical trials.  The combined company will bring our clients unmatched scientific depth and support plus the ability to scale work globally and rapidly.

●
The combination of Covance’s market-leading biomarker capabilities with LabCorp’s comprehensive Companion Diagnostics (CDx) capabilities creates a unique partner unmatched in our ability to support the identification, development, validation and implementation of innovative biomarkers and companion diagnostics. Our combined capabilities will help accelerate healthcare’s progress in personalized medicine.

●	LabCorp’s leadership and depth in vaccines, diagnostics, anatomic pathology/histology, and genomics strengthen Covance’s existing capabilities in key areas of client interest.
●	Complementary global and US locations, production facilities and transportation networks will speed supply distribution, sample collection, and testing results delivery.
●	The combined company will leverage the increased scale of its central laboratory operations and collective data resources to drive greater R&D productivity for its clients.
●
The combined company will leverage LabCorp’s US sites as well as innovative technologies to improve patient recruitment for trials, conduct clinical trials more efficiently, and deliver data faster to our clients, physicians, and patients.

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The combined company will have an unmatched set of data and leading clinical informatics platform which can be leveraged to reduce the time and cost of healthcare innovation, including the conduct of clinical trials.  The combination of Covance’s industry-leading preclinical and clinical submission- ready data with LabCorp’s longitudinal data from more than 75 million patients, can be utilized for predictive informatics and trial management through our proprietary Xcellerate® Informatics Platform.

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There is significant potential to leverage LabCorp’s client base of 220,000 physician offices, hospitals, managed care organizations, clinical investigators, government agencies, and biotechnology and pharmaceutical companies to further clients’ commercialization goals and to support enhanced patient experiences.

5.	Will there be changes to my rates/contracts as a result of the transaction?

●
We are committed to the continuity of your projects. While we transition company ownership over the next several months, your day-to-day operations, sales, and executive management contacts will stay the same.

●	Our commitment to providing talented resources, operational excellence and high quality data remains the foundation of our client focus.
●	As we work to create greater efficiencies and synergies we will always look for value that we can pass along to our clients.

6.	How will clients of both Covance and LabCorp work with the combined company? Should Covance clients continue to work with the same Covance representative following the transaction?

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We are committed to the continuity of your projects. While we transition company ownership over the next several months, your day-to-day operations, sales, and executive management contacts will stay the same.

7.	What will the company be called?

●	LabCorp recognizes the value of our brand, which is why the division of the company will continue to do business under the Covance brand you know and trust.

8.	Does Covance intend to maintain its operations in all of its service lines?

●	Covance does not anticipate changes to its operations as a result of this transaction.

9.	What will happen to Covance’s headquarters? Will any facilities close as a result of this transaction?

●	Princeton, NJ will be the operating headquarters of the drug development division, which will continue to do business under the Covance brand you know and trust.

10.	Who will lead Covance?

●	Joe Herring, our CEO will continue to lead the drug development division, which will continue to do business under the Covance brand you know and trust.

11.	Will my day-to-day contact change going forward?

●	Your day-to-day customer contacts will remain the same, and we expect a seamless transition for existing Covance customers when the transaction closes.

12.	What are the next steps? When will the transaction be completed?

●	We anticipate the closing of the transaction will occur in the first quarter of 2015.
●	Until the transaction closes, we will continue to operate as an independent company and remain focused on business as usual.

13.	Where can I find additional information? Who can I contact if I have more questions?

●	We will keep you informed of important developments throughout this process.
●	If you have additional questions or concerns, please feel free to reach out to your regular Covance contact.

Cautionary Statement Regarding Forward Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Laboratory Corporation of America® (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It
This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp.  This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation
LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction.  Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  You may obtain free copies of this document as described in the preceding paragraph.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.